SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

September 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney
Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 6 to Registration Statement on Form F-1
File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms a part of Amendment No. 6.

We enclose herewith 20 courtesy copies of Amendment No. 6, which is marked to show changes made to Amendment No. 5 to the Registration Statement (“Amendment No. 5”) filed with the Commission on August 27, 2014 (the “August 27 Filing”).

Leiming Chen    Philip M.J. Culhane    Daniel Fertig     Anthony D. King     Celia C.L. Lam    Chris K.H. Lin    Jin Hyuk Park
Kathryn King Sudol    Christopher K.S. Wong    Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company will commence its road show activities on September 8, 2014 and expects to price the initial public offering on or about September 18, 2014. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

The Company has responded to all of the comments contained in the letters from the Staff dated August 29, 2014 (the “August 29 Comment Letter”) and September 4, 2014 (the “September 4 Comment Letter”) by revising the August 27 Filing or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments and the estimated offering price range and related disclosure, the Company has also revised the August 27 Filing to include information and data reflecting new developments since the August 27 Filing as well as generally to update the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the August 29 Comment Letter and the September 4 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 6 where the disclosure addressing a particular comment appears.

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RESPONSES TO THE AUGUST 29 COMMENT LETTER

Response to [y]our July 11, 2014 Letter

1.	We note your response to comment 1 in our letter dated July 11, 2014 and your revised disclosure. Please tell us the business purpose for Mr. Shi’s involvement in the Wasu investment, as it does not appear that he is contributing significant funds to the investment but he will have a significant degree of control over the investment. In addition, please tell us whether you believe the joint control arrangement between Mr. Ma and Mr. Shi has the potential to create disputes or conflicts of interest and whether you considered adding risk factor disclosure to describe for investors any associated risks.

The Company respectfully advises the Staff that, as noted in the Company’s previous response on this issue, there are PRC regulatory restrictions on foreign ownership in the media broadcasting and distribution industry in China, and Mr. Shi’s participation as one of the general partners and the executive partner of the PRC partnership that will make the proposed investment in Wasu will help avoid any interpretation that a foreign-owned entity controls the PRC partnership. Moreover, as noted previously, Mr. Shi is the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and accordingly brings significant experience and knowledge relating to the digital media industry in China The Company believes that Mr. Shi’s involvement in the PRC partnership making the Wasu investment would benefit the Company’s strategic alliance with Wasu because of his knowledge and experience within the media industry, his appreciation of the potential benefits of media offerings on our platform and his experience in investing in businesses in China generally.

SIMPSON THACHER & BARTLETT

Regarding the joint control arrangement between Mr. Ma and Mr. Shi and potential conflicts of interest that could result, the Company has added disclosure on pages 52 to address this potential concern. The Company has also added disclosure regarding Mr. Shi’s background and role on pages 115 and 270.

Amendment No. 4 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

Our Monetization Model, page 93

2.	We note your statement in the first paragraph under this heading that you primarily derive revenue from online marketing services and commissions. Quantify in this section the amount or percentage of total revenue generated from online marketing services and from commissions.

In response to the Staff’s comment, the Company has added disclosure on pages 103, 104 and 105 to indicate the percentage of revenues derived from each major revenue stream for each of China commerce retail, China commerce wholesale and international commerce wholesale. For international commerce retail, as previously disclosed, such revenues are primarily attributable to commissions.

3.	We note your response to comment 5 in our letter dated August 1, 2014 that you do not believe separate disclosure of the amount of revenue generated from the company’s websites and from third-party marketing affiliates is necessary. We are unable to agree with your position that no additional disclosure regarding the amount of revenue derived from online marketing services provided on third party marketing affiliates’ websites is necessary. Please disclose the percentage of revenue generated from online marketing services on third party marketing affiliates’ websites or provide additional qualitative disclosure describing the relative insignificance to you of revenue derived from online marketing services provided on third party marketing affiliates’ websites.

In response to the Staff’s comment, the Company has added the requested disclosure on page 103.

SIMPSON THACHER & BARTLETT

Components of Results of Operations, page 98

4.	We note your description of the types of expenses classified as Cost of Revenue and as Sales and Marketing Expenses. After reviewing the additional information you filed as correspondence on August 22, 2014 that is related to this matter, we understand that costs related to online marketing appearing on third party marketing affiliates’ websites are allocated between costs related to marketing performed for individual merchants and costs related to marketing for your online marketplaces, and that each type of cost is classified differently. We have the following comments:

•	Revise your disclosure to quantify the amount of traffic acquisition costs that are included in Sales and Marketing Expenses for each period presented.

We believe that the Staff may be under the impression that the Company classifies a significant portion of traffic acquisition costs, or TAC, under sales and marketing expense. This is not the case as the Company will discuss in more detail in this response. The Company respectfully advises the Staff that costs related to online marketing appearing on third-party marketing affiliates’ websites are separately identified, differentiated and recorded as TAC in cost of revenue or as online advertising expenses in sales and marketing expense. TAC represents costs incurred to acquire traffic from third-party marketing affiliates which is used by the Company to fulfill its obligations related to its customers online marketing needs. Except for the case noted below, costs incurred for the Company’s own online advertising expenses are contracted for and tracked separately to allow for the appropriate income statement classification. Online advertising expenses represent expenses the Company has incurred for the marketing and promotion of its own services, sites and special events. The Company refers the Staff to the table in the response to the immediately following sub-bullet point that explains those differentiating factors in detail.

The Company supplementally notes that, during the periods covered by the financial statements included in the Registration Statement, there have been only two instances where fixed cost contracts normally used for the third-party marketing affiliate program were leveraged by the marketing departments of Taobao Marketplace, Tmall or Juhuasuan for their own sales and marketing activities, and as such required an allocation of the corresponding fixed costs between TAC and online advertising expense. These two instances resulted in online advertising expenses under sales and marketing expenses of approximately RMB22 million (approximately US$4 million) in fiscal year 2014. Both instances were isolated cases in that the marketing department leveraged inventory normally reserved for the third-party marketing affiliate program in order to promote a special event of the Company, such as Singles’ Day. All other online advertising costs during the relevant periods were the result of direct advertising activities carried out by the marketing departments of the relevant marketplaces of the Company, and there have been no other instances of amounts paid to third-party marketing affiliates under fixed costs arrangements being classified under sales and marketing expense. Based on this set of facts, the Company respectfully submits that separate disclosure of costs incurred in purchasing inventory normally reserved for the third-party marketing affiliate program and classified as sales and marketing expense from fiscal year 2014 is unnecessary as the amount was immaterial and the incidents were isolated. The Company expects future situations of a similar nature to occur only rarely and in any event would be immaterial.

SIMPSON THACHER & BARTLETT

In light of the Staff’s comment, the Company has revised pages 124, 128, 133 and 134 to disclose the Company’s own online advertising costs that fall within sales and marketing expense, which amounted to RMB201 million, RMB367 million, RMB532 million (US$86 million) and RMB184 million (US$30 million) in fiscal years 2012, 2013 and 2014 and the three months ended June 30, 2014, respectively. To avoid confusion, the term “online advertising expense” is used when referring to expenses the Company itself incurs in marketing its own products and services as opposed to online marketing costs, or traffic acquisition costs, related to its merchants.

•	Tell us in more detail how you distinguish between the costs related to online marketing on third party websites for individual merchants and the costs related to marketing your online marketplaces to determine the amount that you classify as Cost of Revenue as opposed to Sales and Marketing Expenses.

The Company advises the Staff that the classification and recording of TAC that are a part of the Company’s cost of revenues, on the one hand, and online advertising expenses that are a part of the Company’s sales and marketing expenses, on the other hand, can be clearly identified and accounted for based on various differentiating factors set forth in the following table:

	Traffic Acquisition Cost (a component of Cost of Revenues)	Online Advertising Expense (a component of Sales and Marketing Expenses)
Business purposes	To fulfill its obligations related to its merchants’ marketing needs by placing online marketing services outside the Company’s marketplaces to attract traffic	To fulfill corporate marketing initiatives for the benefit of the Company’s services, websites or general branding as well as increase consumer awareness of the Company’s marketplaces

Type of marketing content	Merchant’s marketing content relating to its products being sold on its storefronts on the Company’s marketplaces	Company’s own marketing content about its services, websites or other marketing events

Correlation with revenue	Correlation is high through online marketing services offered to the Company’s merchants	There is no correlation between online advertising expense and revenue

SIMPSON THACHER & BARTLETT

Responsible business unit

Alimama, which operates the marketing technology platform and maintains the third-party marketing affiliate program with the goal of monetizing all traffic

Different set of contracts used by Alimama for the third-party marketing affiliate program representing online marketing services provided to merchants

Marketing departments of various marketplaces, based on the Company’s discretion, to promote business objectives such as corporate marketing or promotion of the Company’s services

Separate contracts entered into with external websites by the marketing departments of the relevant marketplaces and used to promote and market the Company’s own services and marketplaces

Landing page	A landing page with product listings which are monetized through P4P or display marketing services offered to the Company’s merchants	Depending on the objectives of marketing and promotions, in nearly every case, the traffic is diverted to special promotion landing pages that do not comprise product listings with monetized online marketing services

External websites on which marketing content is displayed	Third-party marketing affiliates, (i.e. Taobao Affiliate Network participants)	Any external websites, including, but not limited to, third-party marketing affiliates

Finally, the Company notes that, for the presentation of its operating results, the Company does not separately present gross margin for the revenue it earns, but focuses on its overall operating margin, and considers all of these different types of expenses as the necessary costs to generate its revenue.

•	Tell us in more detail how you concluded that the costs of online marketing for your marketplaces are not traffic acquisition costs that would be classified as Cost of Revenue. In this regard, if an end user clicks on an ad for your marketplaces that was placed on a third party website, is transferred to your website, and views a landing page containing display ads which generate revenue for you, it appears that the direct cost incurred to receive that display marketing revenue was the cost of placing the ad on the third party’s website. If traffic is only diverted to web pages that do not contain display marketing, clearly state that in your response.

SIMPSON THACHER & BARTLETT

The Company refers the Staff to the first part of the response to this comment and to the factors described in the table above for additional details. In particular, the Company would emphasize that, while costs incurred in offering online marketing services to its merchants correlates highly with revenue, the Company’s own online advertising activities used to promote its own services, its marketplaces and its ecosystem generally do not correlate with the revenue generated. Based on marketing initiatives pursued at its discretion and conducted by the marketing departments of the relevant marketplace, the Company places online advertising on other sites to attract traffic to its marketplaces and to encourage users to shop on its websites or to promote particular special events or services, such as Singles’ Day or mobile interface, but it cannot be said that traffic attracted to the Company’s websites through such advertising is a cost incurred to generate revenue just because the page that the user visits happens to contain display marketing. The Company believes this is no different than costs related to offline promotional or advertising activities, such as billboards or other advertising, that are intended to lead Internet users to visit the homepage of Taobao Marketplace, which includes display marketing. Such offline advertising would not be categorized as traffic acquisition cost, and the Company respectfully maintains that the same is true for the online advertising activities for its marketplaces – that is, the primary purpose of purchasing such advertising is to cause users to come to the Company’s websites to use the services and online shopping options offered by such websites. Thus, the Company classifies such expenses as sales and marketing expense.

As described above, there have been only two instances where, in order to take extra efforts to promote certain special events of the Company, the marketing departments leveraged the fixed cost contracts entered into by Alimama under the third-party marketing affiliate program. However, because such activities were conducted to promote the Company’s brand, sites and events, and were properly a part of the Company’s own marketing activities, the expenses so incurred were properly classified under sales and marketing expense . These two exceptional instances both occurred in fiscal year 2014 in connection with the promotion of special events. The marketing inventory of Alimama is not normally available for use by the Company’s marketing departments, and the Company does not expect such instances to be common or material going forward and that it will be able to clearly classify such activities as sales and marketing.

In addition, in nearly every case, traffic from the Company’s online advertising is diverted to special promotional landing pages that do not comprise product listings with monetized online marketing services.

SIMPSON THACHER & BARTLETT

Recent Investment, Acquisition and Strategic Alliance Activities, page 101

5.	We note your response to comment 24 in our letter dated August 1, 2014. We also note your statement at the bottom of page 102 that you do not expect your investment activities to have a negative impact on your liquidity or operations. Tell us in detail how you determined that no disclosure about the business combinations consummated after your latest balance sheet date was necessary under Item 5.D. of Form 20-F. To assist us in understanding your response, tell us the amount of net income or net loss of each newly acquired company in its most recently completed fiscal year and describe any trends in the profitability or losses of these companies that would lead you to believe their results in the current fiscal year would differ significantly from their results in the most recently completed fiscal year.

In response to the Staff’s comment, the Company has considered the disclosure requirements of Item 5.D of Form 20-F and accordingly has revised the disclosure on pages 108, 113 and 114 to clarify that it expects recent acquisitions of businesses with lower margins than the Company’s own margins, such as its acquisitions of UCWeb, OneTouch and AutoNavi, to lower its margins. The Company also respectfully directs the Staff to the existing disclosure on page 118 relating to the potential impact of its acquisitions on amortization expenses.

Supplementally, the Company advises the Staff that the table below sets forth the amount of net income (loss) of each recently acquired company for the most recently completed fiscal year of each such company (all with fiscal years ending on December 31).

Acquired company	Net income (loss) in the year ended December 31, 2013
	RMB	US$
	(in millions)
OneTouch	97	16
UCWeb	(74)	(12)
AutoNavi	(151)	(24)
Alibaba Pictures	170	27

As noted above, the Company has disclosed the overall impact of such acquisitions on the Company’s margins on pages 108 and 113. The Company advises the Staff that there are no trends in the profitability or losses of these companies, of which the Company is aware, that would lead the Company to believe that the results of these companies in the current fiscal year would materially affect the Company’s financial results.

SIMPSON THACHER & BARTLETT

Results of Operations, page 107

6.	We note your response to comment 3 in our letter dated August 1, 2014. We continue to believe that the discussion of GMV currently provided in MD&A does not adequately inform investors of the reasons behind material changes in your online marketing services and commission revenue streams. Additionally, while we do not object to your use of the monetization rate to analyze changes in overall revenue for your China retail marketplaces, we do not believe it is a direct explanation of changes in the volume and price of services rendered for each of the online marketing services and commission revenue streams. Please revise your filing to provide a separate narrative discussion for each of your online marketing services and commission revenue streams, and specifically discuss the extent to which changes in recorded revenues were due to changes in prices and changes in volumes as required by Item 5.A.1 of Form 20-F. To the extent necessary, please utilize metrics directly applicable to each revenue stream.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122, 126, 127 and 132.

Critical Accounting Policies and Estimates, page 128

7.	We note that your critical accounting policy for revenue recognition primarily discusses the judgments and estimates involved in multiple element arrangements. Since multiple element arrangements constitute less than 1% of your revenue, if you wish to continue to include disclosures related to your multiple element arrangements, revise these disclosures to clarify that your multiple element arrangements are currently not significant to your operations. Additionally, revise your disclosure to explain any significant judgments and estimates involved in your online marketing services, which constitute approximately two-thirds of your total revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 149 to clarify that multiple element arrangements are currently not significant to its operations as well as to clarify the disclosure on judgments and estimates involved in its accounting for online marketing services.

Financial Statements

2. Summary of significant accounting policies, page F-13

(g) Revenue recognition, page F-18

8.	We are still considering your responses to comments 12-19 in our letter dated August 1, 2014 and the additional information you filed as correspondence on August 22, 2014. We may have further comments.

The Staff’s comment is respectfully noted.

SIMPSON THACHER & BARTLETT

9.	We note your disclosures under the heading “Online marketing services revenue.” To provide your readers with more transparent disclosure into how you generate revenue from online marketing services, revise your disclosures as follows:

•	Clarify that online marketing services revenue is primarily comprised of pay for performance (P4P) marketing services provided on your own websites.

•	Clarify that P4P marketing content and display marketing content both appear as product photos accompanied by text.

•	Clarify that your statement that merchants bid for keywords that match product or service listings appearing in search or browser results only applies to your websites. Clarify that on third party websites, you use contextual relevance technology to match the marketing content to the textual content of the third party website as opposed to a keyword searched by a user. Clarify that on third party websites, you also may embed your search box, and if a user types a keyword into your embedded search box, the user is redirected to a Taobao Marketplace landing page containing search results.

•	Clarify that your statement that revenue from P4P marketing services is recognized when a user clicks on the advertisement only applies to your websites. Clarify that on third party websites, no revenue is recognized when a user clicks on an advertisement. Instead, the user is redirected to a landing page on your websites containing listings for similar products or services from many merchants, including the merchant whose ad appeared on the third party website, other merchants who participate in online marketing on your websites, and merchants who do not participate in online marketing on your websites. Clarify, if true, that revenue is recognized if the user’s “second click” occurs on a listing for any merchant who participates in your P4P online marketing program. Clarify, if true, that the related traffic acquisition cost is incurred under a fixed percentage contract with the third party website only if the “second click” occurs on the same listing that appeared on the third party’s website.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 and F-20.

5. Revenue, page F-37

10.	We note your disclosures here and your response to comment 70 in our letter dated June 2, 2014. Your presentation of revenue from China commerce retail, China commerce wholesale, International commerce retail, and International commerce wholesale presents the types of merchants from which you generate revenue rather than presenting the types of services you provide to those merchants. To better comply with the requirement of ASC 280-10-50-40, revise your footnote to disclose the revenue you generate from each group of similar services you provide to your customers, including online P4P marketing services, online display marketing services, commission, and others. Please note that due to the distinct nature and risks of P4P marketing as compared to display marketing, we do not believe these services are similar enough to be aggregated into a single group, and we believe they should be separately disclosed. We also note your response to comment 6 in our letter dated August 1, 2014 and continue to believe you should disclose within MD&A the online marketing services revenues generated from each of P4P marketing and display marketing, and to the extent material, the revenue from each of your Taobaoke program and placement services.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has revised Note 5 to each of the consolidated financial statements for the years ended March 31, 2012, 2013 and 2014 and the unaudited interim condensed consolidated financial statements for the three months ended June 30, 2013 and 2014 on pages F-38 and F-97, respectively, to include a breakdown of revenues on a consolidated basis by types of service.

The Company has also disclosed on page 103 the percentage of revenues generated from its major service categories, including P4P marketing, display marketing, commissions and membership fees. Revenues from Taobaoke (included in online marketing revenues) and placement fees related to Juhuasuan (also included in online marketing revenues) constituted in the aggregate 5.3% and 3.6% of the Company’s total revenue, respectively, in fiscal year 2014 and the three months ended June 30, 2014, and accordingly the Company does not believe such revenues are sufficiently material to be broken out separately. As noted in the Company’s response to comment 2 above, the Company has also provided the percentage of each major component of revenue for each of China commerce retail, China commerce wholesale and international commerce wholesale. In the case of international commerce retail, as previously disclosed, revenues generated on the Company’s global retail marketplace is primarily attributable to commissions. Accordingly, the Company believes that it has provided disclosure that complies with the requirements of ASC 280-10-50-40 and provided investors with the material revenue stream breakdowns that are necessary to understand the Company’s business.

14. Investment in equity investees, page F-58

(b) Investment in UCWeb Inc. (“UCWeb”), page F-58

11.	We note your response to comment 22 in our letter dated August 1, 2014. Disclose the fair value of your investments accounted for under the cost-method or, if applicable, include the disclosures required by ASC 325-20-50-1(c).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-58, F-59, F-60 and F-106.

SIMPSON THACHER & BARTLETT

RESPONSES TO THE SEPTEMBER 4 COMMENT LETTER

Amendment No. 5 to Registration Statement on Form F-1

Results of Operations, page 109

Comparison of Three Months Ended June 30, 2013 and 2014, page 110

1.	We note your disclosure that commission revenue increased partially due to an increase in lottery commission income during the World Cup. Please quantify the impact of the increase in commission income due to lottery commissions from the World Cup.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 to disclose the increase in lottery commission income and note that this was primarily due to increased activity during the World Cup.

Financial Statements for the Three Months Ended June 30, 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements, page F-85

4. Significant acquisition and equity transactions, page F-91

2.	Revise or tell us how you have fully complied with the disclosure requirements of ASC 805, including:

•	How you complied with ASC 805-10-50-2(g)(3) and (g)(4) for your step acquisitions of OneTouch and UCWeb;

In response to the Staff’s comment, the Company has revised the disclosure on pages F-93 and F-94.

•	How you complied with ASC 805-10-50-2(h) for your acquisitions of OneTouch,UCWeb, and Alibaba Pictures;

In response to the Staff’s comment, the Company has revised the disclosure on page F-95.

•	How you complied with ASC 805-20-50-1(e)(2) for your acquisition of Alibaba Pictures;

In response to the Staff’s comment, the Company has revised the disclosure on pages F-94 and F-95.

SIMPSON THACHER & BARTLETT

•	How you complied with ASC 805-30-50-1(a) for your acquisitions of OneTouch, UCWeb, and Alibaba Pictures. In this regard, your statements that goodwill is attributable to expected synergies from combining the operations of these businesses with yours is not sufficiently detailed to explain why the majority of the purchase price for each company was allocated to goodwill; and

In response to the Staff’s comment, the Company has revised the disclosure on pages F-93, F-94 and F-95.

•	How you complied with ASC 805-30-50-1(c)(2) and (c)(3) for the contingent consideration related to your acquisition of OneTouch.

In response to the Staff’s comment, the Company has revised the disclosure on page F-92.

Correspondence dated August 28, 2014

3.	We note your response to prior comment 48 of our letter dated June 2, 2014. Please tell us what consideration you have given to filing the information included with your correspondence dated August 28, 2014 as an exhibit to your registration statement. In this regard, it appears that the information is required to be filed pursuant to Item 601(b)(4) and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has given due consideration to the language of Item 601 and concluded that the information included in the Company’s correspondence of August 28, 2014 (the “Information”) as submitted to the Staff is not required to be filed pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K for the following reasons: (i) the document contained in the Information is not an instrument that defines the rights of holders of the Company’s securities; rather the Company’s amended memorandum and articles of association, which has been filed, governs those rights with respect to all matters referred to in such document, (ii) the Company is not a party to the document submitted with the Information, (iii) the Company does not have a beneficial interest in the subject matter of the document that is the subject of the Information and (iv) the Company has no obligations under the document that is the subject of the Information.

The Company further notes that it has disclosed all material terms of the Information that bear upon the relationship of the Alibaba Partnership to the Company on pages 229 through 234 and that it does not believe that filing of the Information as an exhibit would significantly enhance shareholder understanding of such relationship.

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SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or Amendment No. 6, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

  Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

  Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

  Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

  PricewaterhouseCoopers